September 3, 2019

J. Mel Sorensen, M.D.
Chief Executive Officer
Galera Therapeutics, Inc.
2 W Liberty Blvd #100
Malvern, PA 19355

       Re: Galera Therapeutics, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted on August 9, 2019
           CIK No. 0001563577

Dear Dr. Sorensen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Risks Associated with Our Business, page 6

1. Please disclose here that your INDs for GC4419 were placed on clinical hold.
Business
ROMAN Trial (Phase 3), page 108

2. We note that your INDs for GC4419 have been placed on clinical holds. Please disclose if you anticipate that these clinical holds will be lifted and if so when. Please also describe what conditions need to be met for the FDA to lift the clinical holds.
 J. Mel Sorensen, M.D.
Galera Therapeutics, Inc.
September 3, 2019
Page 2

        You may contact Christine Torney at (202) 551-3652 or Lisa Vanjoske at
(202) 551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at (202) 551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameJ. Mel Sorensen, M.D.
                                                           Division of
Corporation Finance
Comapany NameGalera Therapeutics, Inc.
                                                           Office of Healthcare
& Insurance
September 3, 2019 Page 2
cc:       Nathan Ajiashvili, Esq.
FirstName LastName